Exhibit 99.1

KE Holdings Inc. Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results and a Final Cash Dividend

BEIJING, China, March 16, 2026 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025, and also announced a final cash dividend.

Business and Financial Highlights for the Fourth Quarter and Fiscal Year 2025

•	Gross transaction value (GTV)[1] in 2025 was RMB3,183.3 billion (US$455.2 billion), a decrease of 5.0% year-over-year. GTV of existing home transactions was RMB2,151.5 billion (US$307.7 billion), a decrease of 4.2% year-over-year. GTV of new home transactions was RMB890.9 billion (US$127.4 billion), a decrease of 8.2% year-over-year.

In the fourth quarter of 2025, GTV was RMB724.1 billion (US$103.6 billion), a decrease of 36.7% year-over-year. GTV of existing home transactions was RMB482.0 billion (US$68.9 billion), a decrease of 35.3% year-over-year. GTV of new home transactions was RMB207.0 billion (US$29.6 billion), a decrease of 41.7% year-over-year.

•	Net revenues in 2025 were RMB94.6 billion (US$13.5 billion), an increase of 1.2% year-over-year. In the fourth quarter of 2025, net revenues were RMB22.2 billion (US$3.2 billion), a decrease of 28.7% year-over-year.

•	Net income in 2025 was RMB2,991 million (US$428 million), a decrease of 26.7% year-over-year. Adjusted net income[2] in 2025 was RMB5,017 million (US$717 million), a decrease of 30.4% year-over-year.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

In the fourth quarter of 2025, net income was RMB82 million (US$12 million), compared to RMB577 million in the same period of 2024. Adjusted net income was RMB517 million (US$74 million), a decrease of 61.5% year-over-year.

•	Number of stores was 61,139 as of December 31, 2025, a 18.5% increase from one year ago. Number of active stores[3] was 58,376 as of December 31, 2025, a 17.5% increase from one year ago.

•	Number of agents was 523,009 as of December 31, 2025, a 4.6% increase from one year ago. Number of active agents[4] was 445,632 as of December 31, 2025, relatively flat compared with one year ago.

•	Mobile monthly active users (MAU)[5] averaged 43.8 million in the fourth quarter of 2025, compared to 43.2 million in the same period of 2024.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In 2025, in response to the profound evolution of residential service demands, we centered our efforts on customer value and drove a strategic upgrade toward efficiency-driven growth.

In our home transaction services, we leveraged data and AI capabilities to reshape our service and business models, consistently enhancing the platform’s professional service competencies and operational efficiency. In our home renovation and furnishing and home rental services, we focused on improving the quality of profitability and establishing sustainable, replicable operating models, bringing both businesses into a healthier stage of development.”

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 49,693 as of December 31, 2024.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 445,271 as of December 31, 2024.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“Looking ahead, we believe that the true ability to navigate market cycles stems not from scale itself, but from the capacity to consistently create genuine value for consumers. In 2026, we will respond more profoundly to customer needs, building systematic service capabilities that span the residential lifecycle. Meanwhile, we will leverage AI technology to reconstruct our competitive moats, further amplifying the professional value of service providers and platform efficiency, and ultimately elevating the living experience for consumers through higher-quality services,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In 2025, we implemented a series of efficiency-enhancing initiatives focused on optimizing unit economics and the Company’s cost structure, thereby strengthening the Company’s operational resilience for the future. Despite a challenging market environment, the Company’s net revenues grew by 1.2% year-over-year to RMB94.6 billion in 2025. Our cost and expense structure also improved: the contribution margin for new home transaction services increased by 0.2 percentage point year-over-year in 2025, while the contribution margin for existing home transaction services improved sequentially in the fourth quarter of 2025. Profitability for home renovation and furnishing, as well as home rental services, continued to progress, achieving a significant narrowing of loss and full-year profitability at the operating level, respectively. Operational efficiency also trended upward, with the ratio of operating expenses to net revenues decreasing by 1.4 percentage points year-over-year for the full year 2025.

We remain steadfast in our commitment to rewarding shareholders through proactive capital allocation measures. In 2025, we have in aggregate repurchased shares with a total consideration of approximately US$921 million, representing a year-over-year increase of approximately 29%. Meanwhile, we are here to declare a final cash dividend, with an aggregate amount of approximately US$0.3 billion. Altogether, our total shareholder return for 2025 reached approximately US$1.2 billion, up over 9% year-over-year.

Looking ahead, we will maintain prudent financial discipline and enhance resource allocation efficiency. While ensuring support for long-term strategic investments, we will continue to optimize our capital allocation structure to create sustainable, long-term value for our shareholders.”

Fourth Quarter 2025 Financial Results

Net Revenues

Net revenues decreased by 28.7% to RMB22.2 billion (US$3.2 billion) in the fourth quarter of 2025 from RMB31.1 billion in the same period of 2024, primarily attributable to the high base of net revenues from new home and existing home transaction services, which is partially offset by the increase of net revenues from home rental services.

•	Net revenues from existing home transaction services decreased by 39.0% to RMB5.4 billion (US$0.8 billion) in the fourth quarter of 2025 from RMB8.9 billion in the same period of 2024, primarily due to a high base effect for GTV of existing home transactions, which decreased by 35.3% to RMB482.0 billion (US$68.9 billion) in the fourth quarter of 2025 from RMB744.8 billion in the same period of 2024.

Among that, (i) commission revenue decreased by 42.9% to RMB4.2 billion (US$0.6 billion) in the fourth quarter of 2025 from RMB7.4 billion in the same period of 2024, primarily due to a high base effect for GTV of existing home transactions served by Lianjia stores, which decreased by 43.0% to RMB177.6 billion (US$25.4 billion) in the fourth quarter of 2025 from RMB311.7 billion in the same period of 2024; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, decreased by 19.9% to RMB1.2 billion (US$0.2 billion) in the fourth quarter of 2025 from RMB1.5 billion in the same period of 2024, primarily due to a high base effect for GTV of existing home transactions served by connected agents on the Company’s platform in the same period of 2024, which decreased by 29.7% to RMB304.5 billion (US$43.5 billion) in the fourth quarter of 2025 from RMB433.2 billion in the same period of 2024.

•	Net revenues from new home transaction services decreased by 44.5% to RMB7.3 billion (US$1.0 billion) in the fourth quarter of 2025 from RMB13.1 billion in the same period of 2024, primarily due to a high base effect for GTV of new home transactions in the same period of 2024, which decreased by 41.7% to RMB207.0 billion (US$29.6 billion) in the fourth quarter of 2025 from RMB355.3 billion in the same period of 2024. Of these, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels decreased by 41.3% to RMB168.7 billion (US$24.1 billion) in the fourth quarter of 2025 from RMB287.5 billion in the same period of 2024, while the GTV of new home transactions served by Lianjia brand decreased by 43.5% to RMB38.3 billion (US$5.5 billion) in the fourth quarter of 2025 from RMB67.8 billion in the same period of 2024.

•	Net revenues from home renovation and furnishing decreased by 12.0% to RMB3.6 billion (US$0.5 billion) in the fourth quarter of 2025 from RMB4.1 billion in the same period of 2024, as the Company proactively optimized the channel mix and moderated pace of certain non-brokerage channels.

•	Net revenues from home rental services increased by 18.1% to RMB5.4 billion (US$0.8 billion) in the fourth quarter of 2025 from RMB4.6 billion in the same period of 2024, primarily attributable to the increase in the number of rental units under the Carefree Rent model, partially offset by the impact of an increasing proportion of a new product offering within the Carefree Rent business. Under the new model, the homeowners retain control over and beneficial interest in the properties, while the Company provides leasing agency services and lease term management services to both homeowners and tenants. Accordingly, under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period.

•	Net revenues from emerging and other services were RMB459 million (US$66 million) in the fourth quarter of 2025, relatively flat compared with RMB439 million in the same period of 2024.

Cost of Revenues

Total cost of revenues decreased by 27.2% to RMB17.4 billion (US$2.5 billion) in the fourth quarter of 2025 from RMB24.0 billion in the same period of 2024.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 46.6% to RMB4.6 billion (US$0.7 billion) in the fourth quarter of 2025 from RMB8.7 billion in the same period of 2024, primarily due to the decrease in GTV of new home transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 39.8% to RMB3.9 billion (US$0.6 billion) in the fourth quarter of 2025 from RMB6.5 billion in the same period of 2024, primarily attributable to the decrease in commission of Lianjia agents, consistent with the decreased GTV of existing and new home transactions they served by, as well as the decreased fixed personnel costs due to Company's disciplined headcount control.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB2.6 billion (US$0.4 billion) in the fourth quarter of 2025, a decrease of 10.8% from RMB2.9 billion in the same period of 2024, which was in line with the trend in net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services, which mainly consists of variable cost, increased by 10.9% to RMB4.8 billion (US$0.7 billion) in the fourth quarter of 2025 from RMB4.4 billion in the same period of 2024, primarily attributable to the growth of net revenues from home rental services, partially offset by an improved contribution margin resulting from an increasing proportion of the new product offering with a higher contribution margin under the Carefree Rent business, as well as enhanced operational efficiency.

•	Cost related to stores. The Company’s cost related to stores decreased by 9.6% to RMB0.7 billion (US$0.1 billion) in the fourth quarter of 2025 from RMB0.8 billion in the same period of 2024, primarily attributable to the Lianjia stores optimization.

•	Other costs. The Company’s other costs were RMB765 million (US$109 million) in the fourth quarter of 2025, relatively flat compared with RMB747 million in the same period of 2024.

Gross Profit

Gross profit decreased by 33.7% to RMB4.8 billion (US$0.7 billion) in the fourth quarter of 2025 from RMB7.2 billion in the same period of 2024. Gross margin decreased to 21.4% in the fourth quarter of 2025 from 23.0% in the same period of 2024, primarily due to reduced contribution of net revenues from existing home and new home transaction services, which historically carried higher contribution margins than the overall gross margin, partially offset by the increased contribution margin of home rental services.

Income (Loss) from Operations

Total operating expenses decreased by 20.4% to RMB4.9 billion (US$0.7 billion) in the fourth quarter of 2025 from RMB6.2 billion in the same period of 2024, primarily due to the Company’s cost optimization initiatives.

•	General and administrative expenses decreased by 23.9% to RMB2.3 billion (US$0.3 billion) in the fourth quarter of 2025 from RMB3.0 billion in the same period of 2024, primarily due to the Company’s cost optimization initiatives, as well as the decrease in both the provision for credit losses and share-based compensation expenses.

•	Sales and marketing expenses decreased by 17.7% to RMB1.9 billion (US$0.3 billion) in the fourth quarter of 2025 from RMB2.3 billion in the same period of 2024, primarily due to the Company’s cost optimization initiatives, including lower personnel costs as well as reduced advertising and promotion expenses.

•	Research and development expenses were RMB715 million (US$102 million) in the fourth quarter of 2025, relatively flat compared with RMB739 million in the same period of 2024.

Loss from operations was RMB147 million (US$21 million) in the fourth quarter of 2025, compared to income from operations of RMB1,011 million in the same period of 2024. Operating margin decreased to negative 0.7% in the fourth quarter of 2025 from 3.2% in the same period of 2024, primarily due to the decreased gross profit margin, as well as certain one-off expenses related to the Company’s cost optimization initiatives incurred in the fourth quarter of 2025.

Adjusted income from operations6 was RMB323 million (US$46 million) in the fourth quarter of 2025, compared to RMB1,755 million in the same period of 2024. Adjusted operating margin7 was 1.5% in the fourth quarter of 2025, compared to 5.6% in the same period of 2024. Adjusted EBITDA8 was RMB910 million (US$130 million) in the fourth quarter of 2025, compared to RMB2,343 million in the same period of 2024.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income

Net income was RMB82 million (US$12 million) in the fourth quarter of 2025, compared to RMB577 million in the same period of 2024.

Adjusted net income decreased by 61.5% to RMB517 million (US$74 million) in the fourth quarter of 2025, from RMB1,344 million in the same period of 2024.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB88 million (US$13 million) in the fourth quarter of 2025, compared to RMB570 million in the same period of 2024.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB523 million (US$75 million) in the fourth quarter of 2025, compared to RMB1,336 million in the same period of 2024.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.08 (US$0.01) and RMB0.08 (US$0.01) in the fourth quarter of 2025, respectively, compared to basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders RMB0.51 and RMB0.49 in the same period of 2024, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB0.48 (US$0.07) and RMB0.46 (US$0.07) in the fourth quarter of 2025, respectively, compared to RMB1.19 and RMB1.14 in the same period of 2024, respectively.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of December 31, 2025, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB55.5 billion (US$7.9 billion).

Fiscal Year 2025 Financial Results

Net Revenues

Net revenues were RMB94.6 billion (US$13.5 billion) in 2025, compared to RMB93.5 billion in 2024, primarily attributable to the increase of net revenues from home rental services and home renovation and furnishing, which was partially offset by the decrease of net revenues from new home and existing home transaction services.

•	Net revenues from existing home transaction services decreased by 11.3% to RMB25.0 billion (US$3.6 billion) in 2025 from RMB28.2 billion in 2024. GTV of existing home transactions decreased by 4.2% to RMB2,151.5 billion (US$307.7 billion) in 2025 from RMB2,246.5 billion in 2024. The steeper decline in net revenues relative to GTV in existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue decreased by 13.5% to RMB20.0 billion (US$2.9 billion) in 2025, from RMB23.1 billion in 2024, primarily due to the decreased GTV of existing home transactions served by Lianjia stores of 12.7% to RMB802.1 billion (US$114.7 billion) in 2025 from RMB918.5 billion in 2024; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, were RMB5.0 billion (US$0.7 billion) in 2025, relatively stable compared with RMB5.1 billion in 2024, while GTV of existing home transactions served by connected agents on the Company’s platform increased by 1.6% to RMB1,349.4 billion (US$193.0 billion) in 2025 from RMB1,328.0 billion in 2024.

•	Net revenues from new home transaction services decreased by 9.1% to RMB30.6 billion (US$4.4 billion) in 2025 from RMB33.7 billion in 2024, primarily due to the decrease of GTV of new home transactions of 8.2% to RMB890.9 billion (US$127.4 billion) in 2025 from RMB970.0 billion in 2024. Of these, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels decreased by 7.0% to RMB729.2 billion (US$104.3 billion) in 2025 from RMB784.4 billion in 2024, and the GTV of new home transactions served by Lianjia brand decreased by 12.9% to RMB161.6 billion (US$23.1 billion) in 2025 from RMB185.6 billion in 2024.

•	Net revenues from home renovation and furnishing increased by 4.4% to RMB15.4 billion (US$2.2 billion) in 2025 from RMB14.8 billion in 2024.

•	Net revenues from home rental services increased by 52.8% to RMB21.9 billion (US$3.1 billion) in 2025 from RMB14.3 billion in 2024, primarily attributable to the increase in the number of rental units under the Carefree Rent model, partially offset by a shift in revenue recognition mix resulting from an increasing proportion of the new product offering within the Carefree Rent business.

•	Net revenues from emerging and other services were RMB1.6 billion (US$0.2 billion) in 2025, compared to RMB2.5 billion in 2024.

Cost of Revenues

Total cost of revenues increased by 5.5% to RMB74.4 billion (US$10.6 billion) in 2025 from RMB70.5 billion in 2024.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 8.3% to RMB20.9 billion (US$3.0 billion) in 2025, from RMB22.8 billion in 2024, primarily due to the decrease in GTV of new home transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 6.6% to RMB17.7 billion (US$2.5 billion) in 2025 from RMB18.9 billion in 2024, primarily due to the decrease in commission of home transaction services for Lianjia agents, resulting from the decreased GTV of home transactions they served by.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 3.4% to RMB10.6 billion (US$1.5 billion) in 2025 from RMB10.2 billion in 2024, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services which mainly consists of variable costs, increased by 47.0% to RMB20.0 billion (US$2.9 billion) in 2025 from RMB13.6 billion in 2024, primarily attributable to the growth of net revenues from home rental services, partially offset by an improved contribution margin resulting from an increasing proportion of the new product offering with a higher contribution margin under the Carefree Rent business, as well as enhanced operational efficiency.

•	Cost related to stores. The Company’s cost related to stores was RMB2.9 billion (US$0.4 billion) in 2025, relatively flat compared with RMB2.9 billion in 2024.

•	Other costs. The Company’s other costs were RMB2.4 billion (US$0.3 billion) in 2025, compared with RMB2.1 billion in 2024, primarily attributable to the increase in the direct technical infrastructure costs such as cloud storage costs.

Gross Profit

Gross profit decreased by 11.9% to RMB20.2 billion (US$2.9 billion) in 2025 from RMB22.9 billion in 2024. Gross margin decreased to 21.4% in 2025 from 24.6% in 2024, primarily due to (a) reduced contribution of net revenues from existing home and new home transaction services, which historically carried higher contribution margins than the overall gross margin and (b) a drop in contribution margin of existing home transaction services, which was primarily due to the increase in fixed compensation costs for Lianjia agents. The decline in gross margin was partially offset by the increased contribution margin of home rental services.

Income from Operations

Total operating expenses decreased by 5.6% to RMB18.1 billion (US$2.6 billion) in 2025 from RMB19.2 billion in 2024.

•	General and administrative expenses decreased by 9.9% to RMB8.1 billion (US$1.2 billion) in 2025, from RMB9.0 billion in 2024, primarily due to the decrease in share-based compensation expenses and provision for credit losses.

•	Sales and marketing expenses decreased by 5.8% to RMB7.3 billion (US$1.0 billion) in 2025 from RMB7.8 billion in 2024, primarily due to the Company’s cost optimization initiatives, including lower personnel costs as well as reduced advertising and promotion expenses.

•	Research and development expenses increased by 13.0% to RMB2.6 billion (US$0.4 billion) in 2025 from RMB2.3 billion in 2024, primarily due to the increased personnel costs.

Income from operations was RMB2,111 million (US$302 million) in 2025, compared to RMB3,765 million in 2024. Operating margin decreased to 2.2% in 2025 from 4.0% in 2024, primarily due to the decreased gross profit margin, partially offset by the improved operating leverage.

Adjusted income from operations12 was RMB4,250 million (US$608 million) in 2025, compared to RMB6,890 million in 2024. Adjusted operating margin13 was 4.5% in 2025, compared to 7.4% in 2024. Adjusted EBITDA14 was RMB6,877 million (US$983 million) in 2025, compared to RMB9,534 million in 2024.

Net Income

Net income was RMB2,991 million (US$428 million) in 2025, compared to RMB4,078 million in 2024.

12 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

13 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

14 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Adjusted net income decreased by 30.4% to RMB5,017 million (US$717 million) in 2025, from RMB7,211 million in 2024.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB2,994 million (US$428 million) in 2025, compared to RMB4,065 million in 2024.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders15 was RMB5,020 million (US$718 million) in 2025, compared to RMB7,198 million in 2024.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders16 were RMB2.70 (US$0.39) and RMB2.59 (US$0.37) in 2025, respectively, compared to RMB3.58 and RMB3.45 in 2024, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders17 were RMB4.53 (US$0.65) and RMB4.34 (US$0.62) in 2025, respectively, compared to RMB6.33 and RMB6.10 in 2024, respectively.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, August 2024 and August 2025, under which the Company may purchase up to US$5 billion of its Class A ordinary shares and/or ADSs until August 31, 2028, subject to obtaining general unconditional mandate for the repurchase from the shareholders of the Company at each of the next three annual general meetings to be held in the forthcoming years to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 27, 2025. As of December 31, 2025, the Company in aggregate has purchased approximately 159.3 million ADSs (representing approximately 477.8 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$2,546.5 million under this share repurchase program since its launch.

15 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

16 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

17 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Final Cash Dividend

The Company is pleased to announce that its board of directors (the “Board”) has approved a final cash dividend (the “Dividend”) of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.3 billion, which will be funded by cash surplus on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 8, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 21, 2026 for holders of ordinary shares, and on or around April 24, 2026 for holders of ADSs.

Under the Company’s current dividend policy, the Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, the Company’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. If the Company decides to pay dividends, the form, frequency and amount will be based upon its future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Monday, March 16, 2026 (8:00 P.M. Beijing/Hong Kong Time on Monday, March 16, 2026) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10052404-g5f4d3.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10052407-e3f4ch.html

A replay of the conference call will be accessible through March 23, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10052404
Replay PIN (Chinese simultaneous interpretation line):	10052407

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business. The Group recognized fair value loss and impairment in relation to its investments in Beihaojia business. As such impairment does not represent a non-recurring item, it has not been excluded when calculating Non-GAAP financial measures.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 24 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,442,965	7,773,182	1,111,550
Restricted cash	8,858,449	8,170,605	1,168,381
Short-term investments	41,317,700	39,579,961	5,659,859
Financing receivables, net of allowance for credit losses of RMB147,330 and RMB174,478 as of December 31, 2024 and 2025, respectively	2,835,527	1,353,682	193,574
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,636,163 and RMB1,612,202 as of December 31, 2024 and 2025, respectively	5,497,989	3,936,976	562,980
Amounts due from and prepayments to related parties	379,218	409,867	58,610
Loan receivables from related parties	18,797	315,755	45,152
Inventories	1,609,876	2,854,034	408,121
Prepayments, receivables and other assets	4,642,824	3,726,128	532,829
Total current assets	76,603,345	68,120,190	9,741,056
Non-current assets
Property, plant and equipment, net	2,400,211	2,069,624	295,952
Right-of-use assets	23,366,879	19,144,129	2,737,574
Long-term investments, net	23,790,106	20,148,524	2,881,201
Intangible assets, net	857,635	722,676	103,341
Goodwill	4,777,420	4,660,360	666,423
Long-term loan receivables from related parties	131,410	39,573	5,659
Other non-current assets	1,222,277	1,763,102	252,121
Total non-current assets	56,545,938	48,547,988	6,942,271
TOTAL ASSETS	133,149,283	116,668,178	16,683,327

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	9,492,629	6,052,129	865,443
Amounts due to related parties	391,446	348,467	49,830
Loan payable to related parties	-	497,939	71,204
Employee compensation and welfare payable	8,414,472	6,504,197	930,088
Customer deposits payable	6,078,623	4,157,248	594,479
Income taxes payable	1,028,735	702,607	100,471
Short-term borrowings	288,280	207,717	29,703
Lease liabilities current portion	13,729,701	10,658,576	1,524,156
Contract liabilities and deferred revenue	6,051,867	5,690,293	813,701
Accrued expenses and other current liabilities	7,268,505	7,588,077	1,085,080
Total current liabilities	52,744,258	42,407,250	6,064,155
Non-current liabilities
Deferred tax liabilities	317,697	317,209	45,360
Lease liabilities non-current portion	8,636,770	6,969,571	996,635
Long-term borrowings	-	182,917	26,157
Long-term loan payable to related parties	-	259,249	37,072
Other non-current liabilities	2,563	2,148	307
Total non-current liabilities	8,957,030	7,731,094	1,105,531
TOTAL LIABILITIES	61,701,288	50,138,344	7,169,686

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding(1) as of December 31, 2025; and 145,413,446 and 139,447,770 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	461	450	64
Treasury shares	(949,410)	(848,433)	(121,324)
Additional paid-in capital	72,460,562	64,802,176	9,266,588
Statutory reserves	926,972	1,054,872	150,845
Accumulated other comprehensive income	609,112	290,029	41,474
(Accumulated Deficit) / Retained Earnings	(1,723,881)	1,142,194	163,332
Total KE Holdings Inc. shareholders' equity	71,323,816	66,441,288	9,500,979
Non-controlling interests	124,179	88,546	12,662
TOTAL SHAREHOLDERS' EQUITY	71,447,995	66,529,834	9,513,641
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,149,283	116,668,178	16,683,327

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	8,922,030	5,439,563	777,847	28,201,003	25,020,035	3,577,817
New home transaction services	13,076,767	7,263,714	1,038,697	33,653,403	30,597,319	4,375,358
Home renovation and furnishing	4,106,834	3,615,359	516,989	14,768,947	15,426,141	2,205,909
Home rental services	4,580,502	5,411,219	773,794	14,334,479	21,900,320	3,131,704
Emerging and other services	438,974	458,910	65,623	2,499,666	1,636,390	234,001
Total net revenues	31,125,107	22,188,765	3,172,950	93,457,498	94,580,205	13,524,789
Cost of revenues
Commission-split	(8,709,790)	(4,648,344)	(664,704)	(22,766,957)	(20,873,405)	(2,984,857)
Commission and compensation-internal	(6,456,881)	(3,889,844)	(556,240)	(18,903,786)	(17,656,184)	(2,524,801)
Cost of home renovation and furnishing	(2,884,614)	(2,573,090)	(367,947)	(10,229,696)	(10,581,816)	(1,513,180)
Cost of home rental services	(4,370,712)	(4,846,177)	(692,994)	(13,619,506)	(20,020,954)	(2,862,958)
Cost related to stores	(785,966)	(710,483)	(101,598)	(2,854,988)	(2,851,831)	(407,806)
Others	(746,958)	(764,515)	(109,325)	(2,138,510)	(2,383,938)	(340,898)
Total cost of revenues(1)	(23,954,921)	(17,432,453)	(2,492,808)	(70,513,443)	(74,368,128)	(10,634,500)
Gross profit	7,170,186	4,756,312	680,142	22,944,055	20,212,077	2,890,289
Operating expenses
Sales and marketing expenses(1)	(2,344,000)	(1,930,139)	(276,006)	(7,783,341)	(7,328,909)	(1,048,020)
General and administrative expenses(1)	(2,961,294)	(2,254,455)	(322,382)	(8,960,747)	(8,075,414)	(1,154,769)
Research and development expenses(1)	(738,683)	(715,232)	(102,277)	(2,283,424)	(2,580,564)	(369,016)
Impairment of goodwill, intangible assets and other long-lived assets	(115,179)	(3,617)	(517)	(151,576)	(116,332)	(16,635)
Total operating expenses	(6,159,156)	(4,903,443)	(701,182)	(19,179,088)	(18,101,219)	(2,588,440)
Income (loss) from operations	1,011,030	(147,131)	(21,040)	3,764,967	2,110,858	301,849
Interest income, net	283,417	138,357	19,785	1,260,163	807,505	115,472
Share of results of equity investees	6,144	(6,670)	(954)	10,192	16,420	2,348
Impairment loss and provision related to equity investments accounted for using equity method	-	(103,662)	(14,823)	-	(103,662)	(14,823)
Fair value changes in investments, net	125,333	127,492	18,231	312,791	462,668	66,161
Impairment loss for equity investments accounted for using Measurement Alternative	(971)	(1,015)	(145)	(9,408)	(2,731)	(391)
Foreign currency exchange loss	(6,805)	(4,658)	(666)	(34,674)	(59,746)	(8,544)
Other income, net	192,069	276,396	39,524	1,566,038	1,445,791	206,745
Income before income tax expense	1,610,217	279,109	39,912	6,870,069	4,677,103	668,817
Income tax expense	(1,032,969)	(196,810)	(28,143)	(2,791,889)	(1,686,089)	(241,108)
Net income	577,248	82,299	11,769	4,078,180	2,991,014	427,709

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	(7,256)	5,555	794	(13,280)	2,961	423
Net income attributable to KE Holdings Inc.	569,992	87,854	12,563	4,064,900	2,993,975	428,132
Net income attributable to KE Holdings Inc.’s ordinary shareholders	569,992	87,854	12,563	4,064,900	2,993,975	428,132

Net income	577,248	82,299	11,769	4,078,180	2,991,014	427,709
Currency translation adjustments	348,802	(200,952)	(28,736)	217,142	(429,040)	(61,352)
Unrealized gains (losses) on available-for-sale investments, net of reclassification	(15,206)	17,921	2,563	147,668	109,957	15,724
Total comprehensive income(loss)	910,844	(100,732)	(14,404)	4,442,990	2,671,931	382,081
Comprehensive loss (income) attributable to non-controlling interests shareholders	(7,256)	5,555	794	(13,280)	2,961	423
Comprehensive income (loss) attributable to KE Holdings Inc.	903,588	(95,177)	(13,610)	4,429,710	2,674,892	382,504
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	903,588	(95,177)	(13,610)	4,429,710	2,674,892	382,504

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	3,356,948,233	3,277,540,751	3,277,540,751	3,409,772,592	3,326,149,994	3,326,149,994
—Diluted	3,525,088,426	3,414,320,704	3,414,320,704	3,537,408,029	3,472,076,149	3,472,076,149

Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,118,982,744	1,092,513,584	1,092,513,584	1,136,590,864	1,108,716,665	1,108,716,665
—Diluted	1,175,029,475	1,138,106,901	1,138,106,901	1,179,136,010	1,157,358,716	1,157,358,716

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.17	0.03	0.00	1.19	0.90	0.13
—Diluted	0.16	0.03	0.00	1.15	0.86	0.12

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.51	0.08	0.01	3.58	2.70	0.39
—Diluted	0.49	0.08	0.01	3.45	2.59	0.37

(1) Includes share-based compensation expenses as follows:
Cost of revenues	135,358	119,199	17,045	521,293	446,120	63,794
Sales and marketing expenses	53,410	49,912	7,137	197,320	181,877	26,008
General and administrative expenses	360,801	230,224	32,922	1,821,817	1,111,415	158,931
Research and development expenses	45,499	39,055	5,585	185,645	165,512	23,668

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	1,011,030	(147,131)	(21,040)	3,764,967	2,110,858	301,849
Share-based compensation expenses	595,068	438,390	62,689	2,726,075	1,904,924	272,401
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	33,695	27,751	3,968	247,862	117,399	16,788
Impairment of goodwill, intangible assets and other long-lived assets	115,179	3,617	517	151,576	116,332	16,635
Adjusted income from operations	1,754,972	322,627	46,134	6,890,480	4,249,513	607,673

Net income	577,248	82,299	11,769	4,078,180	2,991,014	427,709
Share-based compensation expenses	595,068	438,390	62,689	2,726,075	1,904,924	272,401
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	33,695	27,751	3,968	247,862	117,399	16,788
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration(1)	27,960	(32,177)	(4,601)	24,371	(92,433)	(13,218)
Impairment of goodwill, intangible assets and other long-lived assets	115,179	3,617	517	151,576	116,332	16,635
Impairment of investments(1)	971	4,124	590	9,408	5,840	835
Tax effects on non-GAAP adjustments	(6,495)	(6,602)	(944)	(26,399)	(26,143)	(3,738)
Adjusted net income	1,343,626	517,402	73,988	7,211,073	5,016,933	717,412

Net income	577,248	82,299	11,769	4,078,180	2,991,014	427,709
Income tax expense	1,032,969	196,810	28,143	2,791,889	1,686,089	241,108
Share-based compensation expenses	595,068	438,390	62,689	2,726,075	1,904,924	272,401
Amortization of intangible assets	38,041	32,412	4,635	268,684	138,260	19,771
Depreciation of property, plant and equipment	238,496	323,199	46,217	743,728	934,119	133,577
Interest income, net	(283,417)	(138,357)	(19,785)	(1,260,163)	(807,505)	(115,472)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration (1)	27,960	(32,177)	(4,601)	24,371	(92,433)	(13,218)
Impairment of goodwill, intangible assets and other long-lived assets	115,179	3,617	517	151,576	116,332	16,635
Impairment of investments(1)	971	4,124	590	9,408	5,840	835
Adjusted EBITDA	2,342,515	910,317	130,174	9,533,748	6,876,640	983,346

Net income attributable to KE Holdings Inc.’s ordinary shareholders	569,992	87,854	12,563	4,064,900	2,993,975	428,132
Share-based compensation expenses	595,068	438,390	62,689	2,726,075	1,904,924	272,401
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	33,695	27,751	3,968	247,862	117,399	16,788
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration (1)	27,960	(32,177)	(4,601)	24,371	(92,433)	(13,218)
Impairment of goodwill, intangible assets and other long-lived assets	115,179	3,617	517	151,576	116,332	16,635
Impairment of investments(1)	971	4,124	590	9,408	5,840	835
Tax effects on non-GAAP adjustments	(6,495)	(6,602)	(944)	(26,399)	(26,143)	(3,738)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(28)	(28)	(4)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,336,363	522,950	74,781	7,197,765	5,019,866	717,831

(1)	Impairment and fair value change of certain investments related to the Beihaojia business has not been exclude when calculating Non-GAAP measures.

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,118,982,744	1,092,513,584	1,092,513,584	1,136,590,864	1,108,716,665	1,108,716,665
—Diluted	1,175,029,475	1,138,106,901	1,138,106,901	1,179,136,010	1,157,358,716	1,157,358,716

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,118,982,744	1,092,513,584	1,092,513,584	1,136,590,864	1,108,716,665	1,108,716,665
—Diluted	1,175,029,475	1,138,106,901	1,138,106,901	1,179,136,010	1,157,358,716	1,157,358,716

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.51	0.08	0.01	3.58	2.70	0.39
—Diluted	0.49	0.08	0.01	3.45	2.59	0.37

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.68	0.40	0.06	2.75	1.83	0.26
—Diluted	0.65	0.38	0.06	2.65	1.75	0.25

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.19	0.48	0.07	6.33	4.53	0.65
—Diluted	1.14	0.46	0.07	6.10	4.34	0.62

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	5,202,518	1,911,758	273,379	9,447,137	(376,170)	(53,794)
Net cash provided by (used in) investing activities	(2,015,584)	(1,111,818)	(158,988)	(9,378,025)	5,894,327	842,878
Net cash provided by (used in) financing activities	1,109,860	(708,693)	(101,343)	(5,794,635)	(9,793,199)	(1,400,409)
Effect of exchange rate change on cash, cash equivalents and restricted cash	184,196	(113,929)	(16,292)	169,476	(82,585)	(11,807)
Net increase (decrease) in cash, cash equivalents and restricted cash	4,480,990	(22,682)	(3,244)	(5,556,047)	(4,357,627)	(623,132)
Cash, cash equivalents and restricted cash at the beginning of the period	15,820,424	15,966,469	2,283,175	25,857,461	20,301,414	2,903,063
Cash, cash equivalents and restricted cash at the end of the period	20,301,414	15,943,787	2,279,931	20,301,414	15,943,787	2,279,931

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	8,922,030	5,439,563	777,847	28,201,003	25,020,035	3,577,817
Commission and compensation	(5,315,541)	(3,240,687)	(463,412)	(16,016,079)	(15,185,117)	(2,171,443)
Contribution	3,606,489	2,198,876	314,435	12,184,924	9,834,918	1,406,374
New home transaction services
Net revenues	13,076,767	7,263,714	1,038,697	33,653,403	30,597,319	4,375,358
Commission and compensation	(9,723,154)	(5,209,466)	(744,944)	(25,304,481)	(22,950,571)	(3,281,888)
Contribution	3,353,613	2,054,248	293,753	8,348,922	7,646,748	1,093,470
Home renovation and furnishing
Net revenues	4,106,834	3,615,359	516,989	14,768,947	15,426,141	2,205,909
Material costs, commission and compensation	(2,884,614)	(2,573,090)	(367,947)	(10,229,696)	(10,581,816)	(1,513,180)
Contribution	1,222,220	1,042,269	149,042	4,539,251	4,844,325	692,729
Home rental services
Net revenues	4,580,502	5,411,219	773,794	14,334,479	21,900,320	3,131,704
Property leasing costs, commission and compensation	(4,370,712)	(4,846,177)	(692,994)	(13,619,506)	(20,020,954)	(2,862,958)
Contribution	209,790	565,042	80,800	714,973	1,879,366	268,746
Emerging and other services
Net revenues	438,974	458,910	65,623	2,499,666	1,636,390	234,001
Commission and compensation	(127,976)	(88,035)	(12,588)	(350,183)	(393,901)	(56,327)
Contribution	310,998	370,875	53,035	2,149,483	1,242,489	177,674

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE (Continued)

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of profit / (loss)
Cost related to stores	(785,966)	(710,483)	(101,598)	(2,854,988)	(2,851,831)	(407,806)
Other costs	(746,958)	(764,515)	(109,325)	(2,138,510)	(2,383,938)	(340,898)
Amounts not allocated to segment:
Sales and marketing expenses	(2,344,000)	(1,930,139)	(276,006)	(7,783,341)	(7,328,909)	(1,048,020)
General and administrative expenses	(2,961,294)	(2,254,455)	(322,382)	(8,960,747)	(8,075,414)	(1,154,769)
Research and development expenses	(738,683)	(715,232)	(102,277)	(2,283,424)	(2,580,564)	(369,016)
Impairment of goodwill, intangible assets and other long-lived assets	(115,179)	(3,617)	(517)	(151,576)	(116,332)	(16,635)
Total operating expenses	(6,159,156)	(4,903,443)	(701,182)	(19,179,088)	(18,101,219)	(2,588,440)
Income (loss) from operations	1,011,030	(147,131)	(21,040)	3,764,967	2,110,858	301,849